A special meeting of Consumer Finance Portfolio (formerly Home Finance Portfolio) shareholders was held on November 16, 2010. The results of votes taken among shareholders on the proposals before them are reported below. Each vote reported represents one dollar of net asset value held on the record date for the meeting.

PROPOSAL 1
To modify the fund's fundamental "invests primarily" policy (the investment policy concerning the fund's primary investments).
	# of Votes	% of Votes
Affirmative	51,097,438.76	87.062
Against	5,276,040.00	8.990
Abstain	2,317,235.90	3.948
TOTAL	58,690,714.66	100.000
PROPOSAL 2
To modify the fund's fundamental concentration policy.
Affirmative	51,090,329.99	87.050
Against	5,540,574.21	9.440
Abstain	2,059,810.46	3.510
TOTAL	58,690,714.66	100.000
PROPOSAL 3
To change the fund from a diversified fund to a non-diversified fund.
	# of Votes	% of Votes
Affirmative	48,876,654.50	83.278
Against	7,002,852.15	11.932
Abstain	2,811,208.01	4.790
TOTAL	58,690,714.66	100.000